Exhibit 100.0

NICE Robotic Process Automation Rated a Leader and Star Performer
in Everest Group's PEAK Matrix

NICE scores high on both 'Vision and Capability' as well as the 'Market Impact' axis rated in the leading analyst's RPA Technology Vendor Assessment 2018 report

Hoboken, N.J., March 26, 2018 – NICE (Nasdaq: NICE) today announced that its Robotic Process Automation (RPA) offering has been named a ‘Leader’ and 'Star Performer' in Everest Group's PEAK Matrix™, part of their RPA Technology Vendor Assessment 2018 report. The NICE solution "was selected based on relative comparison of vendors’ total scores along both “Market Impact” and “Vision & Capability” dimensions".

The versatile, scalable NICE Robotic Automation solution uniquely and seamlessly combines desktop (attended) and robotic (unattended) automations in real time, optimizing the collaboration between human employees and robots and contributing towards authentic digital transformation within organizations. It performs routine and repetitive tasks in a customer service workflow much faster than human employees, more accurately and with complete adherence to company policies, even in the most complex of environments. Customers continue to see rapid Return on Investment (ROI) and increased productivity as well as improvements in process accuracy, and customer satisfaction.

Everest Group’s PEAK Matrix™ assessments provide the analysis and insights that enterprises need to make critical selection decisions about global services providers, locations, and products & solutions within various market segments. Product, service and solution providers look to the PEAK Matrix to gauge and calibrate their offerings against others in the industry or market. Leading organizations around the globe trust these comparative assessments because of their unbiased evaluation of factors such as vision, capabilities/functionality, talent availability, market success/impact, and cost.

Miki Migdal, President of the Enterprise Product Group for NICE:
"NICE continues its strong commitment to delivering the industry’s most comprehensive attended and unattended and cognitive robotic process automation solutions. We believe independent research from organizations such as the Everest Group serve to validate the capabilities organizations bring to the market in often very complex environments. With NICE’s over 500,000 robots, more than 400 customers, and over 15 years of experience, we are proud that NICE has been recognized as a Leader and a Star Performer in Everest Groups RPA PEAK Matrix."

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.